June 25, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention: John Cash, Accounting Branch Chief

Re:	Newell Rubbermaid Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Form 14A Filed April 3, 2009

File No. 1-9608

Dear Mr. Cash:

Based upon conversations with the Staff, Newell Rubbermaid Inc. (the “Company”) hereby supplements its June 18, 2009 response to the Staff’s comment letter dated June 12, 2009. In future filings, the Company will continue to disclose a dash in the threshold column of the Estimated Possible Payouts Under Non-Equity Incentive Plan Awards section of the Grant of Plan-Based Awards table. In addition, the Company will supplement the footnote disclosure applicable to this column to further clarify that under the Company’s Management Cash Bonus Plan no payment is to be made until a minimum performance level for a performance goal is exceeded and that performance above such level would result in a payment ranging from $1 to the maximum bonus amount related to such goal, depending upon the level at which the goal was attained.

Please contact John Ellis, Vice President – Corporate Controller & Chief Accounting Officer at (770) 418-7734, or me at (770) 418-7733, should you have any questions regarding our responses or any related matters.

Sincerely,

/s/ J. Patrick Robinson
Newell Rubbermaid Inc.
By:	J. Patrick Robinson
Title:	Executive Vice President and Chief Financial Officer